SYNSORB Biotech Inc.

March 7, 2003

Dear Shareholder:

        SYNSORB’s Annual and Special Meeting of Shareholders will be held at the Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta commencing at 10:00 a.m. (Calgary time), on April 3, 2003.

        At the Meeting, shareholders will be asked to vote upon resolutions that will result in the conversion of the business of SYNSORB from that of a pharmaceutical research company to an oil and gas enterprise (the “Conversion”), involving a significant financing through several private placements, the approval of future private placements in the ensuing 12 months, the reservation and allotment of 1,000,000 Common Shares for issuance upon the exercise of options under the stock option plan, a change of name to Hawker Resources Inc., and a management change, including my recent appointment as a director, Chairman of the Board of Directors and Chief Executive Officer. Shareholders will also be asked to vote upon the election of directors, and the appointment of auditors.

        The Board of Directors of SYNSORB recommends that you vote for each of the resolutions to be considered. The accompanying Information Circular contains a detailed description of the proposed matters, including the approvals required for each matter to become effective, and information relating to the business and affairs of SYNSORB. Please give this material your careful consideration and, if you require assistance, consult your professional advisors.

        As SYNSORB does not intend to prepare an Annual Report for the year ended December 31, 2002, the Corporation has appended its audited annual financial statements for the year ended December 31, 2002, as well as its Management Discussion and Analysis, to the Information Circular.

        I am confident that if you support the resolutions at the Meeting, a new and promising direction will be available to SYNSORB. With a strong Board of Directors, and the capital required to pursue appropriately identified opportunities, management of SYNSORB believes that the Corporation will be in a position to improve shareholder value.

        We hope that you will be able to attend the Meeting in person; however, if you cannot attend, make your vote count and return your proxy promptly so that it is received on or before 4:00 p.m. on April 1, 2003, endorsing the recommendations made by the Board of Directors.

Sincerely,

David Tuer, Chairman of the Board

SYNSORB BIOTECH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        The Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of SYNSORB Biotech Inc. (“SYNSORB” or the “Corporation”) will be held at the Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta on April 3, 2003 at 10:00 a.m. (Calgary time) for the following purposes:

1.	considering, and if deemed advisable, passing with or without variation, an ordinary resolution (the “Financing Resolution”) approving the issuance of certain securities of SYNSORB to certain investors in three separate private placements;

2.	considering, and if deemed advisable, passing with or without variation, a special resolution (the “Class A Share Resolution”) approving the amendment to the Articles of the Corporation to provide for the creation and issuance of a new class of shares;

3.	considering, and if deemed advisable, passing with or without variation, an ordinary resolution (the “Private Placement Resolution”) approving generally, additional private placements that SYNSORB may make in the future with respect to certain matters;

4.	considering, and if deemed advisable, passing with or without variation, a special resolution (the “Name Change Resolution”) approving the change of name of SYNSORB to Hawker Resources Inc.;

5.	considering, and if deemed advisable, passing with or without variation, an ordinary resolution (the “Option Resolution”) approving the reservation and allotment for issuance of up to 1,000,000 Common Shares issuable pursuant to the exercise of options under the stock option plan;

6.	receiving and considering the consolidated financial statements of the Corporation for the financial year ended December 31, 2002 and the report of the auditors thereon;

7.	electing directors of the Corporation;

8.	appointing auditors of the Corporation for the ensuing year; and

9.	transacting such other business as may properly come before the Meeting.

        Information relating to these items is set forth in the accompanying Information Circular of SYNSORB dated March 7, 2003. The text of the resolutions in respect of Items 1 through 5 above are set forth as Schedule “A” to the Information Circular.

        A shareholder may attend the Meeting in person or may be represented by proxy. A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada, 6th Floor, 530 — 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Corporate Trust Department, in the enclosed envelope. In order to be valid, proxies must be received by Computershare on or before the second last business day preceding the date of the Meeting or any adjournment thereof.

        Only holders of Common Shares of record at the close of business on February 12, 2003 will be entitled to notice of, and to vote at, the Meeting or any adjournments thereof, except that a transferee of shares after such record date may, not later than 10 days before the Meeting, establish a right to vote by providing evidence of ownership of shares and requesting that the transferee’s name be placed on the voting list in place of the transferor.

        DATED this 7th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS David Tuer Chairman of the Board

TABLE OF CONTENTS

CHAPTER 1 - GENERAL INFORMATION	1
Appointment and Revocation Of Proxies	1
Exercise of Discretion	2
Persons Making the Solicitation	2
Interests of Insiders in Material Transactions	2
Interest of Certain Persons in Matters to be Acted Upon	2
Voting Securities and Principal Holders Thereof	3
Indebtedness of Directors and Officers	3
Stock Exchange Listings	3
Other Matters to be Acted Upon	3
CHAPTER 2 - PROPOSED CHANGE OF BUSINESS	4
Background to the Change of Business	4
Purpose of the Financing and Management Change	4
Recommendation of the Board of Directors	5
Details of the Conversion	5
The Financing	6
The Debentures	6
The Warrants	7
The Series V Shares	7
The Series W Shares	7
The Amendment to the Articles and the Class A Shares	8
The Network and Smith Subscriptions	8
Future Private Placements	8
Management Change	9
The Name Change	10
Common Shares Reserved for Issuance Upon Exercise of Stock Options	11
Exclusive Dealing	11
Optionholders	12
Expense and Non-Completion Fees	12
Conditions to the Financing	12
Closing Date of the Financing	12
Notice to United States Shareholders	12
CHAPTER 3 - SYNSORB BIOTECH INC	14
SYNSORB and Its Share Capital	14
Stock Exchange Listings	14
CHAPTER 4 - ELECTION OF DIRECTORS	15
Committees of the Board	15
CHAPTER 5 - APPOINTMENT OF AUDITOR	17
CHAPTER 6 - EXECUTIVE COMPENSATION	18
Composition of Compensation Committee	18
Report on Executive Compensation	18
Compensation of Executive Officers	19
Stock Options	19
Performance Graph	20
Employment Agreements	21
Compensation of Directors	21
CHAPTER 7 - CORPORATE GOVERNANCE PRACTICES	23

(i)

SYNSORB BIOTECH INC.

INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders

to be held on April 3, 2003

CHAPTER 1 — GENERAL INFORMATION

        This Information Circular is furnished in connection with the solicitation of proxies by the management (“Management”) of SYNSORB Biotech Inc. (the “ Corporation” or “SYNSORB”) for use at the Annual and Special Meeting of the holders (“Shareholders”) of common shares (the “CommonShares”) of the Corporation to be held at the Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on April 3, 2003, at 10:00 a.m. (Calgary time), or at any adjournment thereof (the “Meeting”), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of March 7, 2003, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting, and Shareholders are urged to vote on matters to be considered in person or by proxy.

Appointment and Revocation Of Proxies

        Those Shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Computershare Trust Company of Canada, Attention: Corporate Trust Department, 6th Floor, 530 — 8th Avenue S.W., Calgary, Alberta, T2P 3S8 by no later than 4:00 p.m. (Calgary time) on the second last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

        Each Shareholder submitting a proxy has the right to appoint a person to represent him or it at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. The Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with Computershare Trust Company of Canada at the place and within the time specified above for the deposit of proxies.

        An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada, or with the Chairman of the Meeting, at anytime prior to the Meeting.

Exercise of Discretion

        The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof in accordance with their best judgement. At the time of printing of this Information Circular, Management of the Corporation knew of no such amendment, variation, or other matter.

        Unless otherwise specified, proxies will be voted in favour of the approval of the Financing Resolution, the Class A Share Resolution, the Private Placement Resolution, the Option Resolution, the Name Change Resolution, the election of the persons nominated as directors (provided that if a vacancy among such nominees occurs for any reason prior to the Meeting, proxies shall not be voted with respect to such vacancy), and the reappointment of Ernst & Young LLP, chartered accountants, as auditors of the Corporation.

Persons Making the Solicitation

        This solicitation is made on behalf of Management of the Corporation. The cost incurred in the preparation and mailing of this Information Circular will be borne by the Corporation. Proxies may also be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

Interests of Insiders in Material Transactions

        Except as described below and elsewhere herein, none of the Corporation’s insiders, proposed nominees for election as directors of the Corporation, or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation’s last financial year which has not been previously disclosed.

        During the year ended December 31, 2002, the Corporation paid $214,000 to Scout Capital Corporation (“Scout”) as reimbursement of Scout’s costs with respect to the Corporation’s annual general meeting. An additional amount of $34,000 was paid to Scout during 2002 to reimburse Scout for expenses incurred on behalf of the Corporation. The Corporation also paid $50,000 to Scout pursuant to an agreement under which Scout is to provide the Corporation with administrative and executive services until the end of April 2003. The fees charged were based on estimated time to be spent on Corporation matters at standard rates.

Interest of Certain Persons in Matters to be Acted Upon

        Except as described elsewhere herein, none of the directors or senior officers of the Corporation, nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders Thereof

        As at March 7, 2003, the Corporation had outstanding 4,959,937 Common Shares. Each Common Share confers upon the holder thereof the right to one vote at meetings of Shareholders.

        The close of business on February 12, 2003 is the record date for the determination of holders of Common Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares, demand not later than 10 days before the Meeting that his name be included in the list of persons entitled to attend and vote at the Meeting.

        To the knowledge of the directors and senior officers of SYNSORB, as of the date hereof, other than Scout, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares. Scout has advised the Corporation that it owns 754,592 Common Shares, representing approximately 15% of the issued and outstanding Common Shares, and has indicated its intention to vote in favour of the resolutions implementing the transactions set out herein. Prior to October 24, 2002, David Tonken was President and Chief Executive Officer of Scout, and after that date, Geoffrey Smith (“Smith”) was President and Chief Executive Officer of Scout. At various times during 2002, Smith, Jim Silye, David Tonken and Tim Tycholis were directors of Scout.

Indebtedness of Directors and Officers

        No individual who is, or at any time during the most recent completed financial year of SYNSORB was, a director, executive officer or senior officer of SYNSORB, nor any proposed nominee for election as a director of SYNSORB, nor any associate or affiliate of any one of them:

1.	is, or at any time since the beginning of the most recent completed financial year of SYNSORB has been, indebted to SYNSORB or any of its subsidiaries; or

(b)	was indebted to another entity, where such indebtedness is, or was at any time during the most recent completed financial year of SYNSORB, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SYNSORB or any of its subsidiaries.

Stock Exchange Listings

        SYNSORB Common Shares are currently listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “SYB”.

Other Matters to be Acted Upon

        Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

CHAPTER 2 – PROPOSED CHANGE OF BUSINESS

Background to the Change of Business

        Prior to December 10, 2001, SYNSORB carried on a pharmaceutical development business. On that date SYNSORB announced that it was terminating clinical trial of its remaining product and would consider future strategic alternatives. In the following months, SYNSORB reduced its expenditure rate, laid off executives and staff and reviewed alternatives for maximizing shareholder value. At that time, SYNSORB held a significant shareholding in Oncolytics Biotech Inc., (“Oncolytics”), a Calgary based drug development company. At a shareholder meeting held May 7, 2002, the Shareholders approved the distribution of approximately 85% of the remaining Oncolytics shares held by SYNSORB to its Shareholders, approved a share consolidation and elected a Board of Directors consisting of certain members of the prior Board of Directors of SYNSORB as well as representatives of Scout, a significant Shareholder of SYNSORB. At that time, Jim Silye became the new President and Chief Executive Officer of SYNSORB.

        Under the leadership of Mr. Silye and the Board of Directors of SYNSORB, SYNSORB completed staff reductions and the winding-down of its clinical trials and continued to evaluate strategic alternatives. SYNSORB held discussions with several industry parties in an attempt to reach a transaction with another pharmaceutical entity that would make the best use of SYNSORB’s technology and its specialized manufacturing plant and equipment. These discussions did not lead to SYNSORB receiving any acceptable proposal for such a transaction.

        In October 2002, the SYNSORB Board of Directors appointed a committee of directors to consider strategic alternatives and engaged Network Capital Inc. (“Network”), a Calgary based advisory firm experienced in financial turnarounds, to assist it in evaluating alternatives.

        In November 2002, SYNSORB determined to dispose of its manufacturing equipment and to list its manufacturing plant for sale as commercial premises. In January 2003, SYNSORB completed a two-day auction of its equipment from which it received approximately $ 900,000 in proceeds, net of expenses. SYNSORB is continuing to attempt to sell its manufacturing plant.

        In late December 2002, representatives of SYNSORB entered into negotiations with representatives of 970183 Alberta Ltd. (“FinanceCo”) with respect to a financing and change of business, and on January 6, 2003, SYNSORB announced its intention to enter into a financing with FinanceCo (the “Financing”), as well as its appointment of Mr. David Tuer, an experienced oil and gas senior executive, as the new Chairman of the Board and Chief Executive Officer of SYNSORB.

Purpose of the Financing and Management Change

        The conversion of the former pharmaceutical research company into an oil and gas enterprise (the “Conversion”) will be implemented primarily through a change in the Management of SYNSORB, including the recent appointment of David Tuer, and the completion of the Financing with FinanceCo. The Financing will result in FinanceCo owning approximately 48% of the outstanding equity of the Corporation and approximately 26% of the outstanding Common Shares. Under the new Management, the Corporation is expected to become a full cycle oil and gas company, with a dual focus on exploration and development.

        At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, pass with or without variation, a resolution (the “Financing Resolution”) approving the issuance of certain securities of SYNSORB to FinanceCo and to certain other investors, a resolution (the “Class A Share Resolution”) approving an amendment to the Articles providing for the creation and issuance of a new class of shares, a resolution (the “Private Placement Resolution”) approving additional private placements that SYNSORB may make in the future, a resolution (the “Name Change Resolution”) approving the change of name of SYNSORB to Hawker Resources Inc., a resolution (the “Option Resolution”) approving the reservation and allotment of up to 1,000,000 Common Shares for issuance upon the exercise of options under the stock option plan, approval of the annual financial statements of the Corporation for the financial year ended December 31, 2002 and the report of the auditors thereon, the election of directors of the Corporation, the appointment of auditors of the Corporation for the ensuing year, and such other business as may properly come before the Meeting. The texts of the Financing Resolution, the Class A Share Resolution, the Private Placement Resolution, the Name Change Resolution and the Option Resolution are set out in Schedule “A” attached hereto.

        If the relevant Resolutions are approved and the Conversion proceeds, the Corporation shall have six months from the closing of the Financing to meet all of the appropriate original listing requirements of the TSX, as required upon the change in the business of a TSX listed company.

Recommendation of the Board of Directors

        The Board of Directors has approved the Conversion and the transactions contemplated thereby and have authorized its submission to the Shareholders. The Board of Directors has concluded that the Conversion is fair to, and in the best interests of, SYNSORB and its Shareholders and recommends that Shareholders vote in favour of each of the Financing Resolution, the Class A Share Resolution, the Private Placement Resolution, the Option Resolution and the Name Change Resolution.

        Unless specified in a Proxy that the Common Shares represented thereby shall be voted “AGAINST” or “WITHELD FROM VOTING” on a resolution set out in the Proxy, it is the intention of Management designees to vote “FOR” each resolution set out in the Proxy, including those resolutions attached as Schedule “A” hereto.

Details of the Conversion

        The principal components of the Conversion are the completion of a significant financing (the “Financing”) involving a private placement with FinanceCo, the possibility of additional private placements in the 12 months following the closing of the initial private placement, a management change (the “Management Change”) including the recent appointment of David Tuer as a director and Chairman of the Board of Directors, and Chief Executive Officer of SYNSORB, a reservation and allotment of up to 1,000,000 Common Shares for issuance upon exercise of options, and a change of name of the Corporation to Hawker Resources Inc. (the “Name Change”).

        The terms of the proposed Financing are based on the understanding between the parties involved that the combination of cash and tangible assets available in SYNSORB, after satisfaction of or provision for all liabilities (including the current class action claims), is not less than $3 million, that there are 4,959,937 Common Shares of SYNSORB outstanding, and that there are no rights to acquire any SYNSORB securities outstanding or issuable other than those specifically set out in the Financing Agreement dated March 7, 2003 among the Corporation, FinanceCo and David Tuer.

The Financing

        Under the terms of the Financing, FinanceCo will subscribe for 354,280 units (“Units”), each Unit having a subscription price of $8.46787851, and consisting of one series A debenture of the Corporation in the principal amount and with an allocated cost of $8.40 (each a “Debenture” and collectively the “Debentures”),

2.	one series A warrant of the Corporation at a price and with an allocated cost of $0.02757937 (each a “Warrant” and collectively the “Warrants”), and

3.

 five voting preferred shares, series V in the capital of the Corporation at a price and with an allocated cost of $0.00287851 per share (each a “Series V Share” and collectively the “Series V Shares”),

4.

 nine non-voting preferred shares, series W in the capital of the Corporation at a price and with an allocated cost of $0. 00287851 per share (each a “Series W Share” and collectively the “Series W Shares”), for an aggregate subscription price of $3,000,000.

In addition, FinanceCo shall have the right to subscribe at any time prior to 4:00 p.m. (Calgary time) on April 30, 2003, at a price per Unit of $8.46787851for up to the number of Units that is equal to 1/14 of the number of Common Shares issued prior thereto to Smith plus the number of Units issued prior thereto to Network, upon the separate subscription of Network and Smith (as set out below) (the “Anti-Dilution Right”), provided, however, that at no time will FinanceCo be entitled to exercise the Anti-Dilution Right to acquire a number of Units which, when added to the number of Units previously acquired by FinanceCo and its assignees, would result in a number of Units equal to or greater than 1/14 of the number of Common Shares then outstanding.

         The Debentures

        The Debentures shall be issued at par for a principal amount of $8.40 per Debenture, and shall bear interest on the principal amount outstanding at the rate of 2% per annum from the date of issue, payable on the earlier of the maturity date of December 31, 2003 and the date of surrender of the Debentures to the Corporation in connection with the exercise of the Warrants, as described below. The Debentures will be secured by a first perfected pledge of cash, term deposits and money market interests having a security value at all times of not less than 112.5% of the amount outstanding under the Debentures (including accrued or unpaid interest).

         The Warrants

        Each Warrant will be issued at a price of $0.02757937 per Warrant and will entitle the holder thereof to purchase five Common Shares and nine Class A Shares (as described below under the section entitled “the Amendment to the Articles and the Class A Shares”) in the capital of the Corporation at any time prior to 4:00 p.m. (Calgary time) on December 31, 2003, either (a) by the payment of Cdn $0.60 per Common Share, Cdn $0.60 per Class A Share and the surrender of five Series V Shares and nine Series W Shares, or (b) by the surrender of one Debenture, five Series V Shares and nine Series W Shares. If any payment is made by tender of Debentures, any accrued interest on such Debentures to the date of the exercise of the accompanying Warrants will be paid by the Corporation in cash.

         The Series V Shares

        The Series V Shares shall have no rights other than the right to one vote per share, voted equally and together with the outstanding Common Shares on all matters in respect of which the Common Shares are entitled to vote, including the election of directors and all special resolutions. The Series V Shares shall not carry any entitlement to receive dividends. The Series V Shares shall have preference over the Common Shares in participating in the distribution of property or assets in the event of liquidation, dissolution or winding-up of the Corporation for the payment of $0.00287851 per Series V Share held. The Series V Shares shall be, and shall be deemed to be, redeemed without further notice, formality or payment at a price of $0.00287851 per share, immediately and concurrently upon the earlier of the issuance of Common Shares upon the exercise of Warrants, and the expiry of the Warrants on December 31, 2003, and upon such redemption, all Series V Shares acquired by the Corporation shall be cancelled.

        If there is any adjustment to the Common Shares, by way of subdivision, consolidation or issuance, the voting rights of the Series V Shares shall be adjusted appropriately to maintain the holder’s proportionate position with respect to the voting rights of the Common Shares (subject to the discretion of the Board of Directors of SYNSORB to vary such adjustment if deemed necessary to fairly protect the rights of the holders of Series V Shares).

         The Series W Shares

        Holders of the Series W Shares are not entitled to receive notice of or to attend or vote at any meeting of the holders of shares, other than the Series W Shares of the Corporation, except meetings at which the holders of the Series W Shares are entitled by law to vote. The Series W Shares shall not carry any entitlement to receive dividends. In accordance with the Articles of the Corporation, the Series W Shares shall have preference over the Common Shares in participating in the distribution of property or assets in the event of liquidation, dissolution or winding-up of the Corporation for the payment of $0.00287851 per Series W Share held. The Series W Shares shall be, and shall be deemed to be, redeemed without further notice, formality or payment at a price of $0.00287851 per Series W Share, immediately and concurrently upon the earlier of the issuance of Class A Shares upon the exercise of Warrants, and the expiry of the Warrants on December 31, 2003, and upon such redemption, all Series W Shares acquired by the Corporation shall be cancelled.

         FinanceCo’s Holdings Upon Conversion of the Units

        If the Anti-Dilution Right is fully exercised by FinanceCo, then, upon conversion of all of the Units held by FinanceCo and Network on or before 4:00 p.m. (Calgary time) on December 31, 2003, FinanceCo would hold approximately 48% of the outstanding equity and approximately 26% of the outstanding Common Shares of the Corporation.

The Amendment to the Articles and the Class A Shares

        It is proposed that the Articles of the Corporation be amended to provide for the creation of a new class of non-voting common shares that shall have all of the rights and privileges associated with the Common Shares of the Corporation, excluding the right to vote (the “Class A Shares”). When created, these will be issued upon exercise of the Warrants (as described above) upon conversion of the Units.

        At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, pass the special resolution included in Schedule “A” as the Class A Share Resolution.

The Network and Smith Subscriptions

        Network has agreed to subscribe for 35,428 Units for an aggregate subscription price of $300,000, and Smith has agreed to subscribe for 75,000 Common Shares for an aggregate subscription price of $45,363.63. Concurrent with the Financing, Network will be issued 148,798 Common Shares in payment of a success fee (the “Success Fee”), as set out in a retainer agreement between Network and SYNSORB dated October 30, 2002.

        The Common Shares issuable to Network and Smith shall be issued upon closing (anticipated to be at 10:00 a.m. (Calgary time) on April 4, 2003 – the “Closing”)) as fully paid and non-assessable upon payment of the subscription price therefor. The Common Shares will have a hold period of four months from the date of issuance. The Units issued to Network shall be convertible on the same terms as those subscribed for by FinanceCo.

Future Private Placements

        In addition to the private placements referred to under the sections entitled “The Financing” and “the Network and Smith Common Shares” above, the Corporation will, from time to time, investigate opportunities to raise financing on advantageous terms, in order to give SYNSORB greater flexibility in consummating future oil and gas acquisitions. The Corporation expects to undertake one or more financings over the next year, some of which may be structured as private placements.

        Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions.

        The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

        The Corporation’s issued and outstanding share capital is currently 4,959,937 Common Shares (before giving effect to the Financing) and the Corporation proposes that the maximum number of shares, which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on the date of the Meeting, would not exceed 4,959,937 Common Shares in the aggregate, or 100% of the Corporation’s issued and outstanding as at the date hereof.

        Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Corporation;

(b)	it cannot materially affect control of the Corporation;

(c)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)	it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

        The TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific shareholder approval may be required.

        At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, pass the ordinary resolution included in Schedule “A” as the Private Placement Resolution.

Management Change

        On January 6, 2003, upon announcement of the proposed Conversion and upon resolution by the Board of Directors of the Corporation, David Tuer was appointed a director, Chairman of the Board of Directors and Chief Executive Officer of SYNSORB. Mr. Tuer’s remuneration is to be $1.00 per day, and such other benefits and perquisites as are determined from time to time by the Board of Directors, from December 24, 2002 until the date of the Meeting. If Shareholder approval is not obtained by April 30, 2003, Mr. Tuer will resign all positions with SYNSORB forthwith. If Shareholder approval is obtained, Mr. Tuer will be employed under a mutually agreeable employment contract between himself and SYNSORB, including the terms set out below:

1.	SYNSORB will be Mr. Tuer’s principal vehicle for participation in the upstream conventional oil and gas business. Mr. Tuer will not accept or hold any other executive, officer or employment positions in any other entity that is principally engaged in such a business; however, Mr. Tuer shall be entitled to serve as a director of any such entity, including as Chairman or lead director. In the event of any such involvement in such an entity, Mr. Tuer shall take reasonable steps to avoid or minimize conflict of interest situations that may otherwise arise.

5.	Mr. Tuer shall hold himself out as being the person, in conjunction with the Board of Directors of SYNSORB, principally responsible for the development, approval, execution and implementation of SYNSORB’s business plan and strategies.

6.	Mr. Tuer shall be entitled to an annual salary plus such discretionary bonus, if any, as the Board of Directors of SYNSORB may determine is appropriate, having regard to such factors as Mr. Tuer or the Board of Directors of SYNSORB may consider relevant, with the principal focus being on shareholder value enhancement, as reflected by share price appreciation from $0.65 per share (being the share price on December 24, 2002, the date of settlement of the general terms of the Conversion, and prior to the announcement of the proposed Conversion).

7.	Upon the Closing of the Financing, Mr. Tuer shall be entitled to be compensated, as set out in paragraphs 1 through 3 above, retroactively to the date of announcement of his hiring.

        Other than described elsewhere herein, no director, individual or entity is entitled to any compensation, severance, bonus payments or other similar payments as a consequence of the completion of the proposed Conversion or otherwise.

The Name Change

        At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass a special resolution to authorize the Corporation to file articles of amendment under the Business Corporations Act (Alberta) changing the name of the Corporation from SYNSORB Biotech Inc. to Hawker Resources Inc., or such other name as the Board of Directors of the Corporation deems appropriate and as may be approved by the Registrar of Corporations (Alberta). To be adopted, the Name Change Resolution (as set out in Schedule “A” attached hereto) must be approved by two-thirds of the votes cast, in person or by proxy, at the Meeting by Shareholders.

        The Directors may determine not to implement the Name Change Resolution at any time after the Meeting, but prior to the issuance of a certificate of amendment, without further action on the part of the Shareholders.

Common Shares Reserved for Issuance Upon Exercise of Stock Options

        The stock option plan of the Corporation (the “Plan”) provides that Common Shares of the Corporation shall be made available from treasury for purchase by directors, officers, employees and consultants of the Corporation or its subsidiaries upon the exercise of options granted pursuant to the Plan. The Plan currently reserves for issuance upon the exercise of stock options 487,500 Common Shares (taking into account the one-for-eight consolidation of the Common Shares in May of 2002).

        The Board of Directors of the Corporation is seeking Shareholder approval for an amendment to the Plan that would result in the reservation and allotment for issuance of an additional 1,000,000 Common Shares, for a total of 1,487,500 Common Shares (the “New Total”), issuable upon the exercise of options to be granted in the future under the Plan.

        The TSX requires that, in the event of a share compensation arrangement that, together with all of a company’s other previously established or proposed share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options exceeding 10% of the outstanding issue, shareholder approval is required. If the number of shares reserved for issuance pursuant to stock options granted to insiders exceeds 10% of the outstanding issue, a disinterested shareholder vote is required in which the votes attached to securities beneficially owned by insiders to whom shares may be issued pursuant to the share compensation arrangements, as well as the associates of insiders, may not be voted. As the New Total represents more than 10% of the Common Shares that are issued and outstanding prior to completion of the Financing, and the issuance of Common Shares to Network and Smith, a vote by disinterested Shareholders with respect to the Option Resolution is required.

        The text of the resolution setting out the amendment providing for such reservation and allotment of Common Shares is included in Schedule “A” as the Option Resolution, attached hereto.

Exclusive Dealing

        Throughout much of 2002, Management of the Corporation has been engaged in the process of attempting to identify a potential transaction which would maximize Shareholder value. In connection with the Financing, SYNSORB agreed to negotiate in good faith, and on an exclusive basis, with FinanceCo to finalize the documents and agreements necessary to effect the Financing. In this regard, SYNSORB and its directors, officers and representatives agreed to cease all discussions and negotiations that had been previously commenced with any other parties, and not to solicit or entertain any discussions or negotiations with any other parties until Closing, that would be inconsistent with the successful completion of the Financing.

        Notwithstanding the foregoing, in order to discharge properly its fiduciary duties, the Board of Directors of SYNSORB may respond to an unsolicited bona fide written competing proposal that constitutes a commercially feasible transaction, which could be carried out within a commercially reasonable time frame (and, in any event, within 90 days of the announcement or presentation of the competing proposal), for which adequate financial arrangements have been made, and which the Board of Directors determines in good faith would be a financially superior transaction for the Shareholders than that contemplated by the Conversion.

Optionholders

        As a condition of the Financing, each director has agreed to exercise all options to acquire Common Shares held by him prior to Closing, or, if such options are not exercised prior to Closing, has agreed that such options shall expire upon Closing.

Expense and Non-Completion Fees

        If, for any reason other than the fault of FinanceCo, the Financing is not completed by April 30, 2003, FinanceCo shall be entitled to receive from SYNSORB on May 1, 2003 an expense fee of $150,000. However, if such non-completion is a direct or indirect result of an alternate proposal with respect to SYNSORB, then FinanceCo shall be entitled to receive from SYNSORB an additional fee equal to the amount by which 5% of the value (as determined by an independent third party to be appointed by FinanceCo) of such alternate proposal to SYNSORB and/or its Shareholders exceeds $150,000, to be paid to FinanceCo’s counsel in trust until payment on the date of implementation of the alternate proposal. If the alternate proposal is not consummated within 12 months of the entering into the agreement related thereto, or if the alternate proposal is abandoned, the non-completion fee will be returnable to SYNSORB.

        If, for any reason other than the fault of SYNSORB, FinanceCo elects not to complete the Financing, SYNSORB shall be entitled to receive from FinanceCo an expense fee of $150,000.

Conditions to the Financing

        For the Financing to be implemented, the Financing Resolution must be passed, with or without variation, by at least a majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

Closing Date of the Financing

        The date of closing of the Financing is anticipated to be at 10:00 a.m. (Calgary time) on April 4, 2003.

Notice to United States Shareholders

        The solicitation of proxies in respect of the Conversion and related transactions contemplated herein are made in the United States with respect to the securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

        The financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of United States companies.

        Enforcement by Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that SYNSORB is organized under the laws of a jurisdiction other than the United States, that some or all of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of SYNSORB and such person may be located outside the United States.

CHAPTER 3 – SYNSORB BIOTECH INC.

SYNSORB and Its Share Capital

        SYNSORB is an Alberta corporation whose head office is located at 411 – 19th Street S.E., Calgary, Alberta T2E 6J7 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7. The Corporation’s year end is December 31.

        The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which as at March 7, 2003, 4,959,937 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable. No amendment to the Articles will be required to issue the Series V Shares and Series W Shares.

Stock Exchange Listings

        The Common Shares are listed on the TSX under the trading symbol “SYB”. The following table summarizes the market price ranges and volumes of trading of SYNSORB Common Shares on the exchanges during the periods indicated:

	TSX
	Price Range		Trading
	High	Low	Volume
	(Cdn$)	(Cdn$)
2002
First Quarter	0.59	0.28	13,834,685
Second Quarter to May 15, 2002(1)	0.42	0.37	5,714,844
Second Quarter from May 16, 2002(2)	1.45	1.13	659,942
Third Quarter	1.35	0.67	475,185
Fourth Quarter	0.85	0.56	590,560

2003
January	3.43	0.73	5,847,175
February	3.25	2.71	346,678
March (to March 6)	3.00	2.86	33,638

Notes:

(1)	Prior to the 8:1 share consolidation on May 16, 2002.

(2)	Subsequent to the 8:1 share consolidation on May 16, 2002.

        The closing price of the SYNSORB Common Shares on the TSX on January 3, 2003, the last trading day prior to the announcement of the proposed Conversion, was Cdn $0.73 and on January 7, 2003, the day after the announcement of the Conversion, was Cdn $2.29 on the TSX.

CHAPTER 4 – ELECTION OF DIRECTORS

        The following table sets forth, in respect of each nominee director, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which voting control is exercised as of March 7, 2003. The information contained herein is based upon information furnished by the nominees and by the Corporation.

        Unless specified in a Proxy that the Common Shares represented by the Proxy shall be voted as “WITHELD FROM VOTING”, it is the intention of Management designees to vote “FOR” the election of the nominees.

Name and Municipality of Residence	Date since served as a Director	Office or Position in the Corporation, if any, and Principal Occupation within Last Five Years	Number of Common Shares Owned Beneficially or Subject to Control or Direction

Bruce J. Kenway, C.A. Calgary, Alberta	March 31, 1994	Chartered accountant, Kenway Mack Slusarchuk Stewart, Chartered Accountants	10,637

Gerry C. Quinn, C.A. Mississauga, Ontario	January 16, 1995	President of The Erin Mills Investment Corporation (a venture capital company).	9,750

David Tonken Edmonton, Alberta	May 7, 2002	President, Genesis Capital Partners Ltd. Prior to October 24, 2002, President of Scout Capital Corp.	nil

Jim Silye Calgary, Alberta	May 7, 2002	Executive Officer of SYNSORB. Prior to May 2002, Independent Businessman.	12,750

Tim Tycholis Calgary, Alberta	May 7, 2002	Independent Businessman	142,900

David Tuer Calgary, Alberta	January 6, 2003	Chairman, Calgary Health Region. Prior to October 2001, President and Chief Executive Officer, PanCanadian Energy Corporation. Chairman of the Board and Chief Executive Officer of SYNSORB from January 6, 2003	nil

Committees of the Board

        While the Board has left in place its committee structure and the guidelines which set out the responsibilities of its various committees, because of the proposed changes to the nature of SYNSORB’s business activities, with the exception of the Audit Committee, the Board has adopted the practice of acting as a Committee of the Whole in carrying out the responsibilities of the Compensation, Corporate Governance and Environmental Committees.

        If approval of the Resolutions by the Shareholders is obtained, the Board of Directors will consider re-establishing separate Compensation, Corporate Governance and Environmental Committees after Closing, as business circumstances dictate. Consequently, the descriptions of the practices set out in Chapters 6 and 7 below may differ significantly after Closing.

CHAPTER 5 – APPOINTMENT OF AUDITOR

        It is proposed that Ernst & Young LLP, chartered accountants for the Corporation since its inception, be re-appointed as the auditors of the Corporation to hold office until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

CHAPTER 6 – EXECUTIVE COMPENSATION

        The information set out below in this Chapter 6 provides the details of Executive Compensation in existence prior to implementation of the Conversion. While the specific information for the fiscal year of the Corporation ended December 31, 2002 will not change, if Shareholder approval is obtained for the Financing and the Corporation is converted to an oil and gas enterprise, certain of the information set out below regarding the approach and practice of the Corporation with respect to Executive Compensation may change.

Composition of Compensation Committee

        On March 19, 2002, the Board determined to act as a Committee of the whole in carrying out the responsibilities of the Compensation Committee. The members of the Compensation Committee, as directors of the Corporation, are eligible to receive options to purchase Common Shares pursuant to the Corporation’s stock option plan, and are eligible to receive directors’ fees. See the section entitled “Executive Compensation — Compensation of Directors”.

Report on Executive Compensation

        It is the task of the Compensation Committee to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Committee makes recommendations with respect to the compensation of the executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

        The Corporation’s policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual area of responsibility of the particular executive officer and then review total compensation with respect to the achievement of these goals. The key components of executive officer compensation are salaries, bonuses and stock options.

        It is the policy of the Corporation that the base salaries and bonuses paid to its executive officers, in addition to the criteria set out above, reflect the success of the Corporation in achieving the prior year’s goals as well as the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Committee on an annual basis to ensure that these criteria are satisfied.

        Stock options under the Stock Option Plan are granted by the Board of Directors to executive officers from time to time as a performance incentive.

        The base salary payable, bonuses issued and the stock options granted to the individual who is the chief executive officer of the Corporation, are based upon the same criteria as set out above.

        The foregoing is submitted by the Board of Directors, acting as a Committee of the whole in carrying out the responsibilities of the Compensation Committee.

Compensation of Executive Officers

        The following table details compensation information for the three financial years of the Corporation ended December 31, 2002 for the executive officers in place during 2002 (collectively, the “Named Executive Officers”). No other executive officer of the Corporation received a combined base salary and bonus of more than $100,000 in the fiscal year of the Corporation ended December 31, 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Common Shares Under Options Granted (#)	All Other Compensation ($)(2)

David J. Cox,	2002	118,792	nil	63,412	nil	374,250
President and CEO(3)	2001	249,500	65,200	37,425	50,000	nil
	2000	220,000	10,200	33,000	nil	nil

Bill Hogg,	2002	99,110	2,000	27,109	nil	300,000
President and CEO(4)	2001	138,542	nil	20,781	150,000	54,875
	2000	—	—	—	—	nil

Jim Silye, CEO(5)	2002	85,250	nil	nil	75,000	nil
	2001	—	—	—	—	—
	2000	—	—	—	—	—

R. Murray Ratcliffe	2002	70,808	nil	30,938	nil	187,500
Vice-President, R&D and	2001	187,500	30,000	28,125	10,000	nil
Manufacturing(6)	2000	180,000	—	27,000	—	nil

Notes:

(1)	This constitutes amounts paid by the Corporation on behalf of the executive officer into a fund maintained by the Corporation, which is used to fund a Health and Welfare Benefits Plan for the employees of the Corporation. Under this plan the Corporation pays for certain health related expenses incurred by employees and their dependants. Any annual amounts paid into the plan on behalf of an employee that are not utilized by the employee during such year for health related expenses may, at the direction of the employee, be transferred into a registered retirement savings plan of the employee.

(2)	This constituted severance payments.

(3)	Commenced employment with the Corporation October 13, 1997, and terminated employment on March 31, 2002.

(4)	Commenced permanent employment with the Corporation March 26, 2001 and prior thereto had been Acting Vice President and CFO on contract. Appointed President and CEO March 19, 2002. Terminated employment with the Corporation effective May 7, 2002.

(5)	Chief Executive Officer from May 7, 2002.

(6)	Commenced employment with the Corporation on February 27, 1997, and terminated employment on March 13, 2002.

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Stock Options

        The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the fiscal year of the Corporation ended December 31, 2002.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Common Shares under Options Granted #	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Common Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date

David J. Cox	—	—	—	—	—

Bill Hogg	—	—	—	—	—

	25,000	9.1%	$0.69	$0.69	Nov. 8, 2005
Jim Silye
	50,000	18.2%	$0.70	$0.70	Nov. 15, 2005

R. Murray	—	—	—	—	—
Ratcliffe

        The following table details information with respect to all options of the Corporation exercised by Named Executive Officers during the last fiscal year of the Corporation and all options held by Named Executive Officers and outstanding on December 31, 2001.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION VALUES

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year- End Exercisable/unexercisable (#)	Value of Unexercised in the Money Options at Financial Year End Exercisable/unexercisable ($)

David J. Cox	—	—	—	—

Bill Hogg	—	—	—	—

Jim Silye	—	—	75,000/-	nil/-

R. Murray Ratcliffe	—	—	—	—

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Performance Graph

        The following performance graph compares the yearly percentage change in the cumulative shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Composite Index and the TSX Biotechnology/Pharmaceuticals Total Return Index (assuming the reinvestment of dividends) during the period commencing on December 31, 1997 and ending on December 31, 2002.

	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 31, 2001	Dec. 31, 2002

SYNSORB	$100	$ 51	$ 32	$ 23	$ 8	$ 9

S&P/TSX Composite Index	$100	$ 97	$126	$133	$115	$ 99

TSX Biotechnology/Pharmaceuticals Index	$100	$135	$171	$179	$205	$117

Due to the proposed change in the nature of the Corporation’s business, SYNSORB will not compare its share performance to the TSX Biotechnology/Pharmaceuticals Total Return Index in future years.

Employment Agreements

        All employment agreements have been terminated.

Compensation of Directors

        In the aggregate, a total of $138,350 in directors fees was paid to the board of directors during the fiscal year ended December 31, 2002. The following table sets out the amounts paid to each individual director. Messrs. Casey and Crooke resigned from the Board on March 19, 2002.

Director	Fees Paid ($)	Options Granted

Richard Casey	15,900	nil

Stan Crooke	7,950	nil

Gerry Quinn	60,250	50,000

Bruce Kenway	24,250	50,000

David Tonken	5,000	25,000

Jim Silye	nil	75,000	(1)

Tim Tycholis	25,000	75,000

TOTAL	138,350	275,000

Note:

(1)	25,000 of these options were granted to Mr. Silye in his capacity as President and Chief Executive Officer. 50,000 of these options were granted to Mr. Silye in his capacity as a director.

        Directors of the Corporation are eligible to receive stock options. During 2002, the Directors, were granted a combined total of 275,000 options to purchase Common Shares with a weighted average exercise price of $0.70.

        Directors of the Corporation are also reimbursed for their reasonable out-of-pocket disbursements incurred for the business of the Corporation.

        Mr. Tuer, who was appointed as a director, Chairman of the Board of Directors and Chief Executive Officer of SYNSORB is currently receiving, and, upon Shareholder approval of the proposed Financing, will receive the compensation as set out in Chapter 2 under the section entitled “Management Change”.

        There are no established policies in place for the compensation of directors for 2003.

CHAPTER 7 – CORPORATE GOVERNANCE PRACTICES

        The information set out below in this Chapter 7 provides the details of SYNSORB’s Corporate Governance Practices in existence prior to implementation of the Conversion. If Shareholder approval is obtained for the Financing and the Corporation is converted to an oil and gas enterprise, some of the information set out below regarding the approach and practice of the Corporation with respect to Corporate Governance Practices may change.

        SYNSORB’s Board is responsible for overseeing the management of the business and affairs of SYNSORB. The Board is responsible for establishing SYNSORB’s policy direction and fundamental objectives. The Board has adopted a management control process and policy which delegates to the Chief Executive Officer the responsibility and authority to direct SYNSORB’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board.

        The Board discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting.

        Prior to March 19, 2002 SYNSORB had a separate Audit Committee, Compensation Committee, Corporate Governance Committee and a Environmental Committee. Subsequent to March 19, 2002, while the Board decided to leave in place its committee structure and guidelines (described below) which set out the responsibilities of its various committees, with the exception of the Audit Committee, the Board commenced acting as a Committee of the Whole in carrying out the responsibilities of the Compensation, Corporate Governance and the Environmental Committees, due to the reduction in the size of the Board and the changes to the nature of SYNSORB’s business activity. The Board will consider re-establishing separate Compensation, Corporate Governance and Environmental Committees as business circumstances dictate.

        The Corporate Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. It also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves SYNSORB’s interim consolidated financial statements, and reviews and recommends the year end audited consolidated financial statements for approval by the Board. The Environment Committee reviews the effectiveness with which the Corporation meets its obligations pertaining to the environment, health and safety, including the effectiveness with which management establishes and monitors compliance related policies. This Committee also monitors management’s performance and emerging trends and issues in these areas. The Board also has a Compensation Committee which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board.

        The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

        The following represents a tabular review of the corporate governance guidelines (the “Guidelines”) of the TSX, and SYNSORB’s alignment with each of them.

Corporate Governance Guidelines	SYNSORB Alignment	Commentary

1.  The Board of Directors should
     explicitly assume
     responsibility for the
     stewardship of the
     Corporation, and specifically
     for:

a.  adoption of a strategic
     planning process

b.  identification of principal
     risks, and implementing risk
     management systems

c.  succession planning,
     including appointing, training
     and monitoring senior
     management

d. communications policy

e.  integrity of internal control
    and management information
    systems
Yes Yes Yes Yes Yes

The Board reviews and approves the strategic plan annually and assists by providing advice on key strategic initiatives and projects.

The Board’s participation in and review of the annual budget and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, the Board annually reviews specific areas of risk. For example, the environmental, health and safety risks and financial management issues and programs, including financing, cash management and insurance coverages with respect to insurable risks.

The Board is responsible for monitoring and reviewing the performance of the C.E.O. The Board is directly responsible for the appointment and succession planning of the C.E.O. The Board conducts an annual review of the performance of the C.E.O.

The Board of Directors is specifically mandated to ensure systems are in place for communications with SYNSORB’s shareholders and other stakeholders. SYNSORB seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, briefing sessions and group meetings. The Corporation encourages and provides for stakeholder feedback through corporate communications and investor relations programs.

The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of SYNSORB’s internal control and management information systems. In absence of a dedicated committee, the full Board has the responsibility to review, assess the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.

2. Majority of directors should be unrelated	No	SYNSORB currently has 6 directors. Two directors, David Tuer and Jim Silye, are not independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

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Corporate Governance Guidelines	SYNSORB Alignment	Commentary

3. Disclose which directors are related	Yes	After the meeting, Jim Silye and David Tuer will be the only directors who are related.

4.      Appoint a committee
         comprised exclusively of
         outside directors (the
         majority of whom are
         unrelated) responsible
         for proposing to
         the full board new nominees
         to the board and for
         assessing directors on an
ongoing basis	No	The Chairman of the Board solicits input from all outside directors, consolidates the information, and provides the recommendations to the full Board. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. The ongoing assessment of directors is established through the Chairman in conjunction with the full Board.

5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance Committee assesses and evaluates the performance and contribution of individual members of the Board of Directors and the effectiveness of the Board of Directors and its committees.

6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key legal, environmental, business, financial and operational matters. Presentations and tours at SYNSORB’s sites are also provided to directors on a periodic as well as on a requested basis.

7. Review the size of Board of Directors and its effectiveness in making decisions	Yes	There are currently 6 members of the SYNSORB Board of Directors. The Board of Directors has determined that an appropriate size for SYNSORB’s Board of Directors is presently 6 directors.

8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board of Directors on director compensation issues. The Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of SYNSORB’s director compensation program and the ability to draw directors with the background and experience required to develop an effective board.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated	No	The Board of Directors of the Corporation have accepted all responsibility for issues previously dealt with by all committees, except the Audit Committee.

10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.

11a. Define the limits to management’s responsibilities by developing mandates for the Board and the C.E.O.	Yes	The Board of Directors has developed and approved its mandate, which includes a description of its major goals and duties. The Board of Directors has also approved a management control process policy which serves as a statement of the specific limits of authority that have been delegated to management. The Board of Directors has reserved to itself all authority not specifically delegated.

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Corporate Governance Guidelines	SYNSORB Alignment	Commentary

11b. The Board should approve the C.E.O.’s Corporate objectives	Yes	There is a definition of responsibilities and accountabilities for the office of the C.E.O., including corporate objectives established by the Board and assigned as the responsibility of the C.E.O. Performance of the C.E.O. is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews.

12a. Adopt structures and procedures to ensure the Board can function independently of management 12b. Appoint a chairman who is independent of management or assign responsibility to a ”Lead Director”	Yes No	The Board of Directors establishes a portion of each regularly scheduled board meeting to discuss any issues without management or any related directors being present. In addition, any committees or the board will meet without management or related directors being present at the request of any director.

In the context of the Financing currently contemplated , the Board of Directors considered that it was both appropriate and necessary to appoint David Tuer to be both the Chairman of the Board of Directors and the Chief Executive Officer of the Corporation

13. The Audit Committee should: a. be comprised only of outside directors	Yes	All members of the Audit Committee are outside directors.

b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of
reference that have been approved by the Board. The mandate of the Committee includes the following duties:

- Review all published financial statements, approve interim financial statements and make recommendations to the Board for approval of year end audited statements. This review includes interim statements, year-end audited statements and any additional statements required in prospectuses or by regulatory authorities.

- Review any report of management that accompanies published financial statements, at least to the extent that such report discusses the financial statements themselves.

- Review the audit plans of the external auditors and the results and recommendations arising from their reports.

- Review and assess management’s programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems of the
Corporation.

- Review the results of any changes in accounting practices or policies and the financial statement impact thereon.

- Assess the quality and suitability of current accounting principles.

- Review any significant accruals, provisions or estimates as well as other sensitive issues such as related party transactions.

- Review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, with particular reference to the manner in which these matters have been disclosed in the financial statements.

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Corporate Governance Guidelines	SYNSORB Alignment	Commentary

c.   have direct communication
      channels with the external
      auditors

d.   have oversight responsibility
      for management reporting on
      internal control

e.   be responsible to ensure that
      management has designed
      and implemented an effective
      system of internal control

14.  Implement a system to enable
      individual directors to
      engage outside advisors at
      the Corporation’s expense

Yes Yes Yes Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition, the Committee has the authority to call a meeting without management or related directors present at its discretion.

The mandate for the Audit Committee requires it to oversee management performance reporting on internal control as a responsibility of the committee.

The mandate of the Audit Committee requires it to ensure that management has established and implemented an effective and appropriate system of internal control. The committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary.

Individual directors may engage outside advisors at SYNSORB’s expense with the approval of the Chairman of the Board. In addition, the Audit Committee, acting at its sole discretion may engage outside advisors.

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BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS —————————————————— David Tuer Chairman of the Board

CERTIFICATE

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS —————————————————— David Tuer Chairman of the Board

DATED in Calgary, Alberta on this 7th day of March, 2003. -28-

SCHEDULE “A”

RESOLUTIONS

FINANCING RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Financing involving the issuance of Units consisting of Debentures, Warrants, Series V Shares, and Series W Shares of SYNSORB to FinanceCo and Network, and the issuance of Common Shares to Network and Smith, by way of private placements, all as defined and more particularly described in the Information Circular dated March 7, 2003 accompanying the Notice of this Meeting, is authorized and approved.

CLASS A SHARE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	SYNSORB restate its Articles of Incorporation (the “Restated Articles”) to provide for the creation of a class of non-voting common shares, to be known as the Class A Shares, that will have all of the rights and privileges associated with the Common Shares of the Corporation, excluding the right to vote; and

2.	the Restated Articles shall be effective on the date shown on the Certificate of Amendment and Registration of the Restated Articles and shall supersede the original Articles of Incorporation and any and all amendments thereto.

PRIVATE PLACEMENT RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

2.	the issuance by SYNSORB in one or more private placements during the twelve month period commencing April 3, 2003 of such number of securities that would result in SYNSORB issuing or making issuable up to 4,959,937 Common Shares, as is more particularly described in the Information Circular, is authorized and approved.

NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

3.	the Corporation is authorized to file articles of amendment pursuant to section 173(1)(a) of the Business Corporations Act (Alberta) changing the name of the Corporation from SYNSORB Biotech Inc. to Hawker Resources Inc., or such other name that the Board of Directors deems appropriate and as may be approved by the Registrar of Corporations (Alberta); and

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8.	the directors of the Corporation are authorized to revoke this special resolution without further shareholder approval at any time prior to the issuance of a certificate of amendment issued pursuant to this special resolution.

OPTION RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	an amendment to the stock option plan (the “Plan”) providing for the reservation and allotment for issuance of up to an additional 1,000,000 Common Shares issuable upon the exercise of options granted pursuant to, and conditional upon the exercise in accordance with the terms of, the Plan, is authorized and approved, and Section 4 of the Plan shall be amended to read as follows:

At the time of grant of a Stock Option, the Directors shall fix the number of Common Shares subject thereto.

The number of Common Shares reserved for issuance pursuant to this Plan shall not exceed 1,487,500 and the number of Common Shares under option at any one time shall not exceed the number of Common Shares then reserved for issuance pursuant to this Plan.

The number of Common Shares reserved for issuance pursuant to this Plan in respect of all Stock Options granted to any one Optionee at any one time shall not exceed five percent (5%) of the aggregate number of Common Shares issued and outstanding at that time.

Common Shares optioned under Stock Options that expire or otherwise terminate shall be available to be optioned under subsequent grants of Stock Options;

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